Exhibit 2

SALE, PURCHASE AND LEASE AGREEMENT

This Agreement is entered into between Franklin Lake Resources Inc. ("Company,"
"Seller," or "Lessee," as the context may require), a Nevada corporation, and Father
Gregory Ofiesh, an individual and a resident of California ("Buyer" or "Lessor")

The parties acknowledge and agree:

1	Company; Sources of Funds Company is an exploratory stage mining company.
It was incorporated in 1986, but has never earned any revenue from its operations.
Its only source of funds has been from the sale of its stock to investors, and it has had periodic sales in public offerings and private placements over the years.

2	Buyer; Prior Investments Buyer is the president and chief executive officer of
Company. He is also acting chief financial officer and a director; he owns approxi-
mately 61 percent of its outstanding common stock. Since July 2004, Buyer has provided 100 percent of the funds Company has received from all sources; in that period, he has invested $418,200 in exchange for shares of stock.

3	Offer to Purchase and Leaseback Buyer offered to provide funds to Company by means of a purchase from Company and leaseback to Company of all Company's
Equipment at its Amargosa facility. The purchase price for the Equipment would be $50,000.00, and it would be leased back at $1.00 per month, for a period of approximately 20 months.

4	Equipment The Equipment subject to this transaction consists of all the mining equipment, material processing equipment, and related items owned by Company located at its facility at 1055 Cottonwood Lane, Amargosa Valley, CA 89020, as of
July 31, 2006, except the large Lyden dryer purchased by Paul Kaser for the Com-
pany. A list of the Equipment is attached to this Agreement, but may not be defini-
tive (a few smaller items may have been omitted or may be included but no longer in the possession of the Company). In this section and throughout the Agreement,
"mining" includes exploratory and testing activities.

5	Term of Lease The lease will commence at the closing (but not later than
August 31, 2006), and will continue until March 31, 2008 ("Expiration Date"), at which time it will terminate. (This is the same date as the date on which the lease of the premises at that location from Buyer to Company expires.)

6	Payment of Sale Price; Rental The full price of $50,000.00 is payable in full

SP&LA -- PAGE 2

at the closing. The rental of $1.00 per month will be payable in advance, as pro-
vided in this section. Payment for the first month (or fraction of a month) and the next two months shall be payable at closing. The rent for each subsequent three-
month period shall be payable on the first day of the third month following the month of the closing and on the first day of every third month thereafter, as follows:

Payment Date	Amount	Period
-----------------	----------	-------------
Aug 1, 2006*	$3.00	Aug, Sep, Oct 2006
Nov 1, 2006	3.00	Nov, Dec 2006; Jan 2007
Feb 1, 2007	3.00	Feb, Mar, Apr 2007

May 1, 2007	3.00	May, Jun, Jul 2007
Aug 1, 2007	3.00	Aug, Sep, Oct 2007
Nov 1, 2007	3.00	Nov, Dec 2007; Jan 2008

Feb 1, 2008	2.00	Feb, Mar 2008

* or the closing date, if later

7	Initial Payment on Purchase Purchase On July 17, 2006, Buyer provided funds of $20,000.00 to the company, and requested that the funds be recorded as an advance, to be treated as a partial payment toward the contemplated purchase of Company's equipment located at its facility in Amargosa Valley. This amount will be credited to Buyer at closing.

8	Purchase "As Is" Buyer purchases the Equipment "as is." Company makes no guarantee or warranty of any kind with respect to the condition of any item of the
Equipment at the time of purchase or as to its suitability for any purpose. Company makes no guarantee or warranty that any item of Equipment (i) will perform as designed or intended, or (ii) will last for any period of time, including the duration of the lease. If any time of Equipment fails to perform or ceases to perform as Com-
pany deems necessary for the intended and efficient use of the facility, Buyer/Lessor shall not have any obligation to repair or replace it. Company shall have the right to repair any such item of Equipment at its own expense, but no such repair shall give
Company any greater right with respect to the item that it had prior to the repair, that is, it shall not acquire any ownership interest in the item.

9	New Equipment Company has the right to acquire any other item or items of new

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or used equipment that it desires to use in its mining and mineral processing business;
and this right includes the right to install it and use it as a separate unit or as an integral component of a system of multiple items of equipment. Company has the right to re-
move any such equipment at the expiration of the Lease.

10	Maintenance Company shall provide all normal maintenance on the Equipment for the duration of the Lease

11	Property Taxes Company shall be responsible for all personal property taxes im-
posed on the Equipment for the duration of the Lease.

12	Casualty and Liability Insurance Company shall be responsible for providing casu-
alty and liability insurance on the property as is customary in the industry

13	Applicable Law All the Equipment covered by thie Agreement is located and will remain in the State of Nevada, and the Agreement will be governed in all respects by the Law of Nevada.

In witness whereof, the parties executed this Agreement on September 5, 2006

Father Gregory Ofiesh		Franklin Lake Resources Inc.

__/s/ Father Gregory Ofiesh_	By	/s/ Peter Boyle
Peter Boyle
	Its	_Secretary______________